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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO

                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------
                    MAXUS REAL PROPERTY INVESTORS-FOUR, L.P.
                           (Name of Subject Company)
                            ------------------------
                                 O. BRUCE MILLS
                        (Name of Filing Person--Offeror)
                            ------------------------
                           LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)
                                      N/A
                     (CUSIP Number of Class of Securities)
                            ------------------------
                                 O. BRUCE MILLS
                        15480 ELK RIDGE LANE, SUITE 200
                          CHESTERFIELD, MISSOURI 63017
                           TELEPHONE: (636) 728-1000
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                            ------------------------
                                    COPY TO:
                             ROBERT M. LAROSE, ESQ.
                              THOMPSON COBURN LLP
                               ONE FIRSTAR PLAZA
                           ST. LOUIS, MISSOURI 63101
                           TELEPHONE: (314) 552-6000
                            ------------------------

                           CALCULATION OF FILING FEE
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TRANSACTION VALUATION                                  AMOUNT OF FILING FEE
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Not Applicable                                         Not Applicable
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[ ] Check box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:   None
Form or Registration No.: Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:   None
Form or Registration No.: Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




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                         [MILLS PROPERTIES LETTERHEAD]



June 8, 2001


TO THE LIMITED PARTNERS OF
MAXUS REAL PROPERTY INVESTORS - FOUR, L.P.:

As a limited partner of Maxus Real Property Investors - Four, L.P. (the "Partnership"), I received a package containing the Partnership's Offer to Purchase up to 2,025 limited partnership units for $300 per unit (less a transfer charge of $75 per transaction). I have been a limited partner since the Partnership's organization in 1982 and, as such, I am acutely aware of the lack of liquidity for these partnership units, both in the past and currently. The stated purpose of the Partnership's self-tender is to provide a buyer for the limited partnership units in the absence of an established trading market.

I object to the Partnership's self-tender on two bases. First, the funds being used in the Partnership's purchase of tendered units are Partnership funds which should have been distributed ratably to all partners in proportion to our respective partnership percentages. Instead, these funds are being spent to buy out partners who wish to liquidate their interest in the Partnership, thereby increasing the general partner's control at no out of pocket cost to the general partner. Second, the $300 tender price being offered by the Partnership is inadequate based on my opinion of the value of the property and takes advantage of certain partners' strong desire to sell at any price.

Given the continuing lack of liquidity for the limited partner units after completion of the general partner's buy back, I cannot see any immediate benefit to the remaining partners from the purchase of the units in the tender offer. Any increase in value of the remaining limited partnership units still cannot be sold by the remaining limited partners. For those partners who elect to tender, I believe that they are selling their units for less than fair market value.

I presented a solution to the inadequate price to the general partner in a letter dated May 29, 2001 in which I offered to buy any and all of the limited partnership units for $400 per unit, a 33% increase over the purchase price
                      -------------
offered by the Partnership.

My proposal was met with a one-line reply in a letter from the general partner stating that it had forwarded my bid to its legal counsel for response.

Immediately upon receiving this letter, I requested that the general partner make available to me a list of partners, as is my right under Missouri statute, so that I could communicate with you, the other limited partners, directly. I again received no substantive response from the general partner until I filed suit and obtained a court order in St. Louis County, Missouri requiring the general partner to provide me with the list by 10:00 A.M. on June 6th.



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I am in the process of having the SEC required tender offer documents prepared, in which I will offer to purchase any and all of the limited partnership units of the Partnership for $400 per unit in cash provided that at least a majority
                       -------------
of the then-outstanding limited partnership units are tendered to me at the expiration date. I assure you that I have the financial wherewithal and industry experience to effect the transaction currently.

By way of background, through my group of affiliated companies I am one of the largest multifamily apartment owners in the St. Louis area, with over 2,100 units. As principal and owner, I have acquired or developed over $100 million in multifamily apartment properties over the last 48 months. My most recent purchases include the 300-unit Schoettler Village Apartments in Chesterfield, Missouri and the 412-unit Timberlake Apartments in Kirkwood, Missouri. In addition, I recently completed construction of Boulder Springs Apartments, a 166-unit luxury apartment complex in St. Louis county.

I am serious and determined in acquiring any and all of the limited partnership units of the Partnership. My tender offer documents will be mailed to you shortly, and I urge you to read these documents carefully because they will contain important information about my offer. In addition to receiving the tender offer documents by mail at no cost, you will also be able to obtain them at no cost at the Securities and Exchange Commission's web site, www.sec.gov. You may not tender your limited partnership units until you receive the tender offer documents and have an opportunity to review them.

Respectfully yours,

/s/ O. Bruce Mills

O. Bruce Mills



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